McDaniel
& Associates Consultants Ltd.

Principals

P. A. Welch P. Eng.
B. H. Emslie P. Eng.
C. B. Kowalski P. Eng.
G. M. Heath P. Eng.
R. F. Ott P. Geol.
B. J. Wurster P. Eng.

CONSENT OF McDANIEL & ASSOCIATES CONSULTANTS LTD.

To: The Board of Directors of Provident Energy Ltd.

Reference: **Renewal Annual Information Form of Provident Energy Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 28, 2007 (the "AIF") and the Form 40-F of the Trust.

McDaniel & Associates Consultants Ltd. ("McDaniel") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by Provident Energy Ltd. We understand that the AIF and Form 40-F contain references to the McDaniel Report dated January 22, 2007 effective December 31, 2006 (the "Report"), and to our having evaluated the oil and natural gas reserves in respect of these properties. Summaries of and excerpts from the Report are included in the Form 51-101F1. The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form NI 51-101F2 of McDaniel dated January 22, 2007.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

Dated this 28th day of March, 2007.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

B. Wurster

B. J. Wurster, P. Eng.
Vice President

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary, AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com